UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3650 W. Liberty Road
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew C. Hans — (734) 994-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy, Suite 800	Southfield	MI	48034-5538
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, Andrew Chirstian Hans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northbrifge FinancialServices f/k/a Hans, Christian, Anderson, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GREG BEATTLE
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF JACKSON
My Commission Expires September 07, 2020
Acting in the County of WASTENAW

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FOR THE YEAR ENDED DECMBER 31, 2019

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2019, and the related statements of operations, changes in stockholder's equity and its cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northbridge Financial Services as of December 31, 2019, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northbridge Financial Services' management. Our responsibility is to express an opinion on Northbridge Financial Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northbridge Financial Services in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway   Suite 800 • Southfield   Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

INDEPENDENT MEMBER OF
ENTERPRISE WORLDWIDE

Auditor's Report on Supplemental Information

The supplemental schedules (Schedule I " Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" and Schedule II "Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (exemption)") have been subjected to audit procedures performed in conjunction with the audit of Northbridge Financial Services' financial statements. The supplemental information is the responsibility of Northbridge Financial Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules (Schedule I "Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" and Schedule II "Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (exemption)") are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR GROUP, P.C.

We have served as Northbridge Financial Services' auditor since 1990.

Southfield, Michigan
February 28, 2020

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	6,444
Marketable security		5,985
Total Assets	$	12,429

SHAREHOLDER'S EQUITY

Shareholder's equity:		
Common Stock, $1 stated value; authorized, 50,000		
shares; issued and outstanding, 100 shares	$	100
Additional paid-in capital		32,560
Retained earnings (deficit)		(20,231)
Total Shareholders equity	$	12,429

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:

Dividend Income	$	126
Interest Income		1
Unrealized Gain - Marketable Security		1,292
Total revenues	$	1,419

OPERATING EXPENSE:

Bank Fees	$	126
Insurance	$	472
Penalites	$	205
Professional service fees	$	7,805
Regulatory fees	$	1,423
Other	$	30
Total operating expense	$	10,061

NET LOSS	$	(8,642)

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

| | Common Stock | | Additional Paid-in | Retained Earnings | |
	Shares	Amount	Capital	(Deficit)	Total
BALANCE (DEFICIT), AT JANAURY 1, 2019	100	$100	$26,005	(11,589)	$14,516
CONTRIBUTION			$6,555		$6,555
NET LOSS				(8,642)	(8,642)
BALANCE (DEFICIT), AT DECEMBER 31, 2019	100	$100	$32,560	($20,231)	$12,429

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(8,642)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain - marketable security	(1,292)
Net cash used by operating activities	(9,934)
CASH FLOWS FROM FINANCING ACTIVITES:	
Contributions	6,555
Net cash provided by financing activates	6,555
CASH AND CASH EQUILALENTS AT BEGINNING OF YEAR	9,823
CASH AND CASH EQUIVALENTS AT END OF YEAR	6,444

See notes on financial statements

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2019

NOTE 1 -Nature of Operations

Organization – Northbridge Financial Services f/k/a/ Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or holds customers securities.

NOTE 2 – Summary of Significant Accounting Policies

Use of estimates in the preparation of financial statements – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and expense during the reporting period. Actual results could offer from those estimates.

Revenue and expense recognition – Revenues consisted generally of fees for administrative services as they are earned. Expense are recorded as they accrue.

Computation of customer reserve – The Company is exempt from reserve requirements and providing information relating to possessions or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i)

Income taxes – The Company and its shareholders has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for the accompanying financial statements.

Cash and cash equivalents – The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2019, cash consists of cash in bank accounts and in E*TRADE Securities.

Marketable security and fair value measurements – Marketable security is considered as a trading security and is carried at market value.

The Company has established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Level 1 – Inputs use to quoted prices in active markets for identical assets or liabilities that the Company has ability to access.

Level 2 – Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 3 – Inputs are unobservable and significant to the fair value measurement, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

At December 31, 2019, the Company's marketable security has been determined as Level 1.

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2019 and February 28, 2020, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 – Marketable Security

At December 31, 2019, the marketable security consists of the following:

	Number of Shares	Original Cost	Market Value
Intel Corp.	100	$ 2,696	$ 5,985

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at the broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2019, the Company has permission to include cash and equities held at E*Trade Securities with a market value of $5,011 (net of haircut of $974), as available for the net capital purposes.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2019

NOTE 4 – Net Capital Requirements (Continued)

At December 31, 2019, the Company had net capital of $11,455 which was $6,455 in excess of the required capital of $5,000.

There are no differences between the Computation of Net Capital as reported in the 2019 FOCUS reports and the amount reported in the audited financial statements.

NOTE 5 – Transactions with Related Company

The Company received no fees for administrative services rendered to a related Company. The stockholder/owner of Northbridge also owns the related Company. The fees related to reimbursements of some of Northbridge's expense. In January 1, 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's year. There was no revenue from contracts with customers in 2019.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

DECEMBER 31, 2019

SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE 1, SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2019

Broker or Dealer; Northbridge Financial Services			as of December 31, 2019	

1.	Total ownership equity from Statement of Financial Condition		$ 12,429	{3480}
3.	Total ownership equity qualified Net Capital		12,429	
9.	Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))			
	A. Contractual securities commitments	{3660}		
	B. Subordinated securities borrowings	{3670}		
	C. Trading and investment securities:			
	1. Exempted securities	{3735}		
	2. Debt securities	{3733}		
	3, Options	{3730}		
	4. Other securities 974	{3734}		
	D. Undue concentrations	{3650}		
	E. Other (list)	{3736}	974	{3740}
10.	Net Capital		$ 11,455	{3740}

Part A

11.	Minimum net capital required (6 2/3% of line 18)		$ 5,000	{3756}
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum			
	net capital requirement o subsidiary computed in accordance with Note (A)		5,000	{3758}
13.	Net capital requirement (greater of line 11 or 12)		5,000	{3760}
14.	Excess net capital (line 10 less line 13)		6,455	{3770}
15.	Net capital less greater of 10% of line 19 of 120% of line 12		$ 5,455	{3780}

COMPUTATION OF AGGREGATE INDEBETDNESS

16.	Total A. I. liabilities from Statement of Financial Condition		$ -	{3790
18.	Total aggregate indebtedness		-	{3840}
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)		-	{3850}
20.	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1d		-	{3860}

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE 1, SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2019

Broker or Dealer; Northbridge Financial Services as of December 31, 2019

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF Rule 17a-5

Statement Pursuant to Rule 17a-5(d)(4) – A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory from and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are not material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE II, SCHEDULE OF COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
AS OF DECEMBER 31, 2019

Exemption from filing Compliance Report Required by SEC Rule 15c3-3

Northbridge Financial Services is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(i), as a broker/dealer, "who does not carry securities accounts for customers or perform custodial functions relating to customer securities, and as such a review of the practices and procedures over safeguarding securities was not performed."



MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Northbridge Financial Services
f/k/a/ Hans, Christian, Anderson, Inc.

We have reviewed management's statements, included in the accompanying Northbridge Financial Services Exemption Report, in which (1) Northbridge Financial Services identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northbridge Financial Services claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Northbridge Financial Services stated that Northbridge Financial Services met the identified exemption provisions throughout the most recent fiscal year without exception. Northbridge Financial Services management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northbridge Financial Services compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR GROUP, P.C.

Southfield, Michigan
February 28, 2020

13

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

EXEMPTION REPORT
Year Ended December 31, 2019

Northbridge Financial Services, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC") (17 C.F.R. 240, 17a-5), "reports to be made by certain Brokers and Dealers." The Exemption was prepared as required by 17 C.F.R. 240. 17a-5(d)(1) and (4). Th the best of its knowledge and belief, the Company state the following:

a) The Company claimed an exemption from SEC Rule C.F.R. 240. 15c3-3 under the provisions of 17 C.F.R. 15c3(k)(2)(i).
b) The Company does not handle cash or securities on behalf of customers and therefore, met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k) throughout the year ended December 31, 2018, without exception.

_____
Andrew C. Hans
President
Northbridge Financial Services

February 25, 2020